# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA TODAY Co., Inc., CIK 0001579684
CUSIP: 36472T109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Sully's Trail, Suite 203, Pittsford, New York (NY), 14534-4560
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-073557
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,128,756; sole dispositive power 0; shared dispositive power 12,128,756; aggregate amount beneficially owned 12,128,756 (8.3% of the class)
- Apollo Atlas Master Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 213,903; sole dispositive power 0; shared dispositive power 213,903; aggregate amount beneficially owned 213,903 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo Atlas Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 213,903; sole dispositive power 0; shared dispositive power 213,903; aggregate amount beneficially owned 213,903 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 953,507; sole dispositive power 0; shared dispositive power 953,507; aggregate amount beneficially owned 953,507 (0.6% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 953,507; sole dispositive power 0; shared dispositive power 953,507; aggregate amount beneficially owned 953,507 (0.6% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 953,507; sole dispositive power 0; shared dispositive power 953,507; aggregate amount beneficially owned 953,507 (0.6% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,167,211; sole dispositive power 0; shared dispositive power 10,167,211; aggregate amount beneficially owned 10,167,211 (6.9% of the class); the aggregate amount excludes certain shares
- Apollo ST Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,167,211; sole dispositive power 0; shared dispositive power 10,167,211; aggregate amount beneficially owned 10,167,211 (6.9% of the class); the aggregate amount excludes certain shares
- Apollo ST Operating LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,167,211; sole dispositive power 0; shared dispositive power 10,167,211; aggregate amount beneficially owned 10,167,211 (6.9% of the class); the aggregate amount excludes certain shares
- Apollo ST Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,167,211; sole dispositive power 0; shared dispositive power 10,167,211; aggregate amount beneficially owned 10,167,211 (6.9% of the class); the aggregate amount excludes certain shares
- ST Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,167,211; sole dispositive power 0; shared dispositive power 10,167,211; aggregate amount beneficially owned 10,167,211 (6.9% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 794,135; sole dispositive power 0; shared dispositive power 794,135; aggregate amount beneficially owned 794,135 (0.5% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 794,135; sole dispositive power 0; shared dispositive power 794,135; aggregate amount beneficially owned 794,135 (0.5% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,128,756; sole dispositive power 0; shared dispositive power 12,128,756; aggregate amount beneficially owned 12,128,756 (8.3% of the class)
- Apollo Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,128,756; sole dispositive power 0; shared dispositive power 12,128,756; aggregate amount beneficially owned 12,128,756 (8.3% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,128,756; sole dispositive power 0; shared dispositive power 12,128,756; aggregate amount beneficially owned 12,128,756 (8.3% of the class)

## Item 1. Issuer
Name of issuer: USA TODAY Co., Inc.
Address of issuer's principal executive offices: 175 Sully's Trail Suite 203 Pittsford, NY, 14534-4560

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Apollo Atlas Master Fund, LLC ("Atlas"); (ii) Apollo Atlas Management, LLC ("Atlas Management"); (iii) Apollo Credit Strategies Absolute Return Aggregator A, L.P. ("Absolute Return"); (iv) Apollo Credit Strategies Absolute Return Management, L.P. ("Absolute Return Management"); (v) Apollo Credit Strategies Absolute Return Management GP, LLC ("Absolute Return Management GP"); (vi) Apollo Credit Strategies Master Fund Ltd. ("Credit Strategies"); (vii) Apollo ST Fund Management LLC ("ST Management"); (viii) Apollo ST Operating LP ("ST Operating"); (ix) Apollo ST Capital LLC ("ST Capital"); (x) ST Management Holdings, LLC ("ST Management Holdings"); (xi) Apollo PPF Credit Strategies, LLC ("PPF Credit Strategies"); (xii) Apollo PPF Credit Strategies Management, LLC ("PPF Management"); (xiii) Apollo Capital Management, L.P. ("Capital Management"); (xiv) Apollo Capital Management GP, LLC ("Capital Management GP"); (xv) Apollo Management Holdings, L.P. ("Management Holdings"); and (xvi) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

Atlas, Absolute Return, Credit Strategies and PPF Credit Strategies each hold securities of the Issuer.

Atlas Management serves as the investment manager of Atlas. Absolute Return Management serves as the investment manager of Absolute Return. Absolute Return Management GP is the general partner of Absolute Return Management. ST Management serves as the investment manager for Credit Strategies. ST Operating is the sole member of ST Management. The general partner of ST Operating is ST Capital. ST Management Holdings is the sole member of ST Capital. PPF Management serves as the investment manager of PPF Credit Strategies.

Capital Management serves as the sole member of Atlas Management, Absolute Return Management GP, and PPF Management; and as the sole member and manager of ST Management Holdings. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence:
The address of the principal office of Credit Strategies is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

The address of the principal office of each of Atlas, Atlas Management, Absolute Return, Absolute Return Management, Absolute Return Management GP, ST Management, ST Operating, ST Capital, ST Management Holdings, PPF Credit Strategies, PPF Management, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship:
Atlas, Credit Strategies, and ST Management Holdings are each an exempted company incorporated in the Cayman Islands with limited liability. Absolute Return is a Cayman Islands exempted limited partnership.

Atlas Management, Absolute Return Management GP, ST Management, ST Capital, PPF Credit Strategies, PPF Management, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company.

Absolute Return Management, ST Operating, Capital Management, and Management Holdings are each a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Atlas 213,903
Atlas Management 213,903
Absolute Return 953,507
Absolute Return Management 953,507
Absolute Return Management GP 953,507
Credit Strategies 10,167,211
ST Management 10,167,211
ST Operating 10,167,211
ST Capital 10,167,211
ST Management Holdings 10,167,211
PPF Credit Strategies 794,135
PPF Management 794,135
Capital Management 12,128,756
Capital Management GP 12,128,756
Management Holdings 12,128,756
Management Holdings GP 12,128,756

Atlas, Absolute Return, Credit Strategies, and PPF Credit Strategies each disclaims beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each other Reporting Person, and Messrs. Scott Kleinman, Marc Rowan and James Zelter, the managers, as well as executive officers, of Management Holdings GP, disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Atlas 0.1%
Atlas Management 0.1%
Absolute Return 0.6%
Absolute Return Management 0.6%
Absolute Return Management GP 0.6%
Credit Strategies 6.9%
ST Management 6.9%
ST Operating 6.9%
ST Capital 6.9%
ST Management Holdings 6.9%
PPF Credit Strategies 0.5%
PPF Management 0.5%
Capital Management 8.3%
Capital Management GP 8.3%
Management Holdings 8.3%
Management Holdings GP 8.3%

The percentages are based on 146,817,941 shares of Common Stock outstanding as of August 3, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Atlas 213,903
Atlas Management 213,903
Absolute Return 953,507
Absolute Return Management 953,507
Absolute Return Management GP 953,507
Credit Strategies 10,167,211
ST Management 10,167,211
ST Operating 10,167,211
ST Capital 10,167,211
ST Management Holdings 10,167,211
PPF Credit Strategies 794,135
PPF Management 794,135
Capital Management 12,128,756
Capital Management GP 12,128,756
Management Holdings 12,128,756
Management Holdings GP 12,128,756
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Atlas 213,903
Atlas Management 213,903
Absolute Return 953,507
Absolute Return Management 953,507
Absolute Return Management GP 953,507
Credit Strategies 10,167,211
ST Management 10,167,211
ST Operating 10,167,211
ST Capital 10,167,211
ST Management Holdings 10,167,211
PPF Credit Strategies 794,135
PPF Management 794,135
Capital Management 12,128,756
Capital Management GP 12,128,756
Management Holdings 12,128,756
Management Holdings GP 12,128,756

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Atlas Master Fund, LLC: Apollo Atlas Management, LLC, Investment Manager (08/10/2026)
- Apollo Atlas Master Fund, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Atlas Management, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors, L.P., General Partner (08/10/2026)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (08/10/2026)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Credit Strategies Absolute Return Management, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (08/10/2026)
- Apollo Credit Strategies Absolute Return Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Credit Strategies Absolute Return Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Credit Strategies Master Fund Ltd.: Apollo ST Fund Management, LLC, Investment Manager (08/10/2026)
- Apollo Credit Strategies Master Fund Ltd.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo ST Fund Management LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo ST Operating LP: Apollo ST Capital LLC, General Partner (08/10/2026)
- Apollo ST Operating LP: ST Management Holdings, LLC, Sole Member (08/10/2026)
- Apollo ST Operating LP: Apollo Capital Management, L.P., Managing Member (08/10/2026)
- Apollo ST Operating LP: Apollo Capital Management GP, LLC, General Partner (08/10/2026)
- Apollo ST Operating LP: /s/ William Kuesel, William Kuesel, Vice President (08/10/2026)
- Apollo ST Capital LLC: ST Management Holdings, LLC, Sole Member (08/10/2026)
- Apollo ST Capital LLC: Apollo Capital Management, L.P., Managing Member (08/10/2026)
- Apollo ST Capital LLC: Apollo Capital Management GP, LLC, General Partner (08/10/2026)
- Apollo ST Capital LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- ST Management Holdings, LLC: Apollo Capital Management, L.P., Managing Member (08/10/2026)
- ST Management Holdings, LLC: Apollo Capital Management GP, LLC, General Partner (08/10/2026)
- ST Management Holdings, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo PPF Credit Strategies, LLC: Apollo PPF Credit Strategies Management, LLC, Investment Manager (08/10/2026)
- Apollo PPF Credit Strategies, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo PPF Credit Strategies Management, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Capital Management, L.P.: Apollo Capital Management GP, LLC, General Partner (08/10/2026)
- Apollo Capital Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Capital Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (08/10/2026)
- Apollo Management Holdings, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (08/10/2026)